CLIFF WEBER, ESQ.

DIRECT PHONE: (914) 694-4102

E-MAIL: cweber@hhk.com

January 21, 2011

Via EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Michael Clampitt, Senior Counsel

Re:   Chemung Financial Corporation

Registration Statement on Form S-4

Filed January 3, 2011

File No. 333-171504

Dear Mr. Clampitt:

We are submitting this letter on behalf of our client, Chemung Financial Corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as outlined in your letter dated January 14, 2011 regarding the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

This letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering, via overnight courier, a hard copy of this letter, along with two courtesy copies of Amendment No. 1 marked to show changes from the version filed on January 3, 2011. We have restated each of the Staff’s comments set forth in the January 14th letter, for the convenience of the Staff, and our corresponding responses follow. All references to page numbers in the Company’s responses are to the pages in the marked version of Amendment No. 1.

The captions below are as referenced in you January 14th letter, and each response below follows each of the specific SEC comments in such letter, as restated herein.

Registration Statement on Form S-4

Fort Orange Shareholder Letter and Notice of Special Meeting

1. Revise the seventh paragraph in the Fort Orange shareholder letter to inform them that they have appraisal rights. Additionally, add a reference to the Q&A on page 4 and the Appraisal Rights on page 166.

Response. In response to the Staff’s comment, the disclosure in the seventh paragraph of the Fort Orange shareholder letter has been revised.

2. Revise the bold language related to proxy cards in both the Fort Orange shareholder letter and Notice of Special Meeting to insert, in bold type, that submitting a blank proxy card prohibits asserting appraisal rights.

Response. In response to the Staff’s comment, the disclosures in the Fort Orange shareholder letter and Notice of Special Meeting have been revised. We have also included similar disclosure under “Appraisal Rights” on page 169.

Questions and Answers about the Merger and the Special Meetings

What will Fort Orange shareholders receive in the Merger?, page 2

3. Please summarize the terms of the sliding scale downward adjustment to the merger consideration pursuant to Section 2.5 of the Merger Agreement. Please also revise to clearly restate the definition of “Delinquent Loans” (as it is defined in the Merger Agreement) and quantify the amount of Delinquent Loans as of the latest practicable date.

Response. In response to the Staff’s comment, the disclosure relating to this question has been revised on pages 2-3 to define Delinquent Loans and summarize the terms of the downward adjustment.

Are Fort Orange shareholders entitled to appraisal rights?, page 4

4. Revise to briefly summarize the procedures that Fort Orange shareholders must follow to exercise and perfect their appraisal rights.

Response. In response to the Staff’s comment, the disclosure relating to this question has been revised on page 5. The Company has also made certain conforming changes and other revisions under “Appraisal Rights” beginning on page 169.

Summary

Merger Consideration, page 11

5. Revise to add a table that shows the price of Chemung stock as of the date the Merger Agreement was signed and the price as of the most recent practicable date. In addition, disclose the “Delinquent Loans” at both dates with a footnote or narrative disclosing the trigger amounts for any downward adjustment as described on page 37.

Response. In response to the Staff’s comment, the disclosure has been revised to include, among other things, tabular information, on page 13.

Appraisal Rights, page 166

6. You may not qualify this section by reference to the Section 262 of the DGCL. Please revise to eliminate the qualification in the second paragraph of page 166 and indicate that all material information is discussed.

Response. In response to the Staff’s comment, the disclosed has been revised in the second paragraph under “Appraisal Rights” to eliminate the qualification.

Exhibits

7. Please tell us whether the fairness opinion of FinPro, Inc. has been executed. If so, please file an executed version of exhibit 99.3 in you next amendment.

Response. In response to the Staff’s comment, please be advised that the fairness opinion of FinPro, Inc. was executed on October 14, 2010. A manually signed copy is referenced in Exhibit 99.3 (and included as Appendix E) to Amendment No. 1.

8. Please file as an exhibit the consent of counsel, as required by Item 601(b)(23) of Regulation S-K.

Response. In response to the Staff’s comment, the consent of counsel to each of the Company and Fort Orange Financial Corp. is included in their respective opinions (see last paragraph thereof) filed as Exhibit 5.1 and 8.1, respectively, to Amendment No. 1.

You will note certain other revisions to Amendment No. 1 that the Company deemed necessary or appropriate.

Please feel free to contact me or Jacqueline Warner at (914) 694-4102 should you have any questions or require additional information.

Very truly yours,

HINMAN, HOWARD & KATTELL, LLP

By:	/s/ Clifford S.Weber
Clifford S. Weber

CSW/do